Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Amendment No. 2 to Registration Statement No. 333-209419 of Global Payments Inc. on Form S-4 of our reports dated February 29, 2016, relating to the financial statements of Heartland Payment Systems, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes), and the effectiveness of the Heartland Payment Systems, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Heartland Payment Systems, Inc. and subsidiaries for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the proxy statement/prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

March 21, 2016